SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                   Sonus Corp.
--------------------------------------------------------------------------------
                        (f/k/a HealthCare Capital Corp.)
                                (Name of Issuer)

                        Common Shares, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    835691106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                Steven J. Gartner
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                  June 18, 2002
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required of the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------
CUSIP No. 835691106
--------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

            Warburg, Pincus Ventures, L.P.                      I.D. #13-3784037
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            Not Applicable
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    8,858,664
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                8,858,664
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,858,664
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (See Instructions)                                        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            59.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------
CUSIP No. 835691106
--------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

            Warburg, Pincus & Co.                               I.D. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            Not Applicable
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
----------- --------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    8,858,664
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                8,858,664
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,858,664
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (See Instructions)                                        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            59.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------
CUSIP No. 835691106
--------------------

----------- --------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Warburg Pincus LLC (formerly E.M. Warburg, Pincus & Co., LLC)
                                                                I.D. #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           Not Applicable
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
----------- --------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    8,858,664
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                8,858,664
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,858,664
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (See Instructions)                                        [ ]

----------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           59.1%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
---------- ---------------------------------------------------------------------

     This Amendment No. 2 amends the Schedule 13D filed on behalf of the Reporting Entities on December 31, 1997, as amended by Amendment No. 1 thereto, filed on October 7, 1999 (the "Schedule 13D"), and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Amendment No. 2 relates to the securities of Sonus Corp., formerly known as HealthCare Capital Corp. (the "Company"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13D.

     Of the Reporting Entities, only Ventures has acquired indirect ownership of the Common Stock through its ownership of Series A Convertible Preferred Shares, Series B Convertible Preferred Shares and Warrants.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs at the end of the discussion:

     On June 18, 2002, the Company and Amplifon (USA), Inc. ("Amplifon"), entered into a Purchase Agreement (the "Purchase Agreement") pursuant to which Amplifon will acquire all of the outstanding equity interests of certain of the Company's subsidiaries and certain of the assets of the Company for $38,438,000 in cash, less certain adjustment amounts (the "Purchase Price").

     In connection with the Purchase Agreement, Ventures and Amplifon entered into a Voting Agreement (the "Voting Agreement"), pursuant to which, among other things, Ventures agreed (i) to vote the Securities in favor of the transactions contemplated by the Purchase Agreement and any other business combination with Amplifon and against any Acquisition Proposal (as defined in the Purchase Agreement) or any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, or materially adversely affect the transactions contemplated by the Voting Agreement or the Purchase Agreement, (ii) not to solicit, initiate or encourage any Acquisition Proposal, (iii) not to engage in negotiations or discussions concerning, or provide any non-public information to any person or entity in furtherance of or in connection with, any Acquisition Proposal, (iv) not to negotiate, respond to any inquiries or proposals, or otherwise engage in discussions with any person, concerning any Acquisition Proposal, (v) not to offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of the Securities (subject to certain exceptions) and (vi) upon Amplifon's request, to deliver proxies in favor of Amplifon voting in favor of the transactions contemplated by the Purchase Agreement and against any Acquisition Proposal or any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by the Voting Agreement or the Purchase Agreement.

     The Voting Agreement shall terminate on October 31, 2002 if the Purchase Agreement is terminated by the Company upon receipt of a Superior Proposal (as defined in the Purchase Agreement) in accordance with the terms of the Purchase Agreement and shall terminate upon termination of the Purchase Agreement for any other reason.

     The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed as Exhibit 4 hereto and incorporated herein by reference.

     In connection with the Purchase Agreement, the Company and Ventures entered into an Agreement (the "Allocation Agreement"), pursuant to which, among other things, the Company agreed (i) as soon as practicable after receipt by the Company of the portion of the Purchase Price to be paid to the Company at Closing (as defined in the Purchase Agreement), to pay to holders of Common Stock an amount equal to $1.00 per share of Common Stock issued and outstanding as of the Closing, (ii) within one business day of receipt by the Company of the portion of the Purchase Price to be paid to the Company at Closing, to pay to Ventures an aggregate amount equal to $35,438,000, less (1) up to $1,297,500 to be paid pursuant to the terms of a Separation Agreement and Release of Claims, dated as of March 22, 2002, between the Company and Brandon M. Dawson, (2) any Purchase Price Reduction (as defined in the Purchase Agreement), (3) amounts paid to the holders of Common Stock as described in clause (i) above, (4) a provision for payment of any fees and expenses incurred by the Company in connection with the transactions contemplated by the Purchase Agreement, such amount to be determined in good faith by Ventures based on discussions with the Company's management and (5) $50,000 as a provision for payment of the debts and other liabilities of the Company after Closing and (iii) not to (1) split, combine or reclassify any of its outstanding capital stock or other equity interests or (2) issue, sell or dispose of any (A) shares of its capital stock or other equity interests, (B) securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock or other equity interests, or (C) of its other securities, other than Common Stock issued upon the exercise of options outstanding on, and in accordance with option plans in effect on, the date of the Allocation Agreement.

     The foregoing summary of the Allocation Agreement is qualified in its entirety by reference to the Allocation Agreement, a copy of which is filed as
Exhibit 5 hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

     Item 5(a) of the Schedule 13D is hereby amended in its entirety to read as follows:

     (a) As of June 18, 2002, Ventures beneficially owns 2,666,666 shares of Series A Preferred Stock (convertible into an aggregate of 2,666,666 shares of Common Stock), 2,500,000 shares of Series B Preferred Stock (convertible into an aggregate of approximately 4,191,998 shares of Common Stock) and Warrants to purchase up to an aggregate of 2,000,000 shares of Common Stock. By reason of their respective relationships with Ventures, each of the Reporting Entities may be deemed under Rule 13d-3 under the Exchange Act to own beneficially all of the Securities which Ventures beneficially owns. As of June 18, 2002, 8,858,664 shares of Common Stock represented approximately 59.1% of the outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended by adding the following paragraphs at the end of the discussion:

     As described in Item 4, Ventures and Amplifon have entered into the Voting Agreement. The information set forth in Item 4 above with respect to the Voting Agreement is incorporated herein by reference.

     As described in Item 4, the Company and Ventures have entered into the Allocation Agreement. The information set forth in Item 4 above with respect to the Allocation Agreement is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended by adding the following listing to the end of the item:

     4. Voting Agreement, dated as of June 18, 2002, by and between Ventures and Amplifon.

     5. Agreement, dated as of June 18, 2002, by and between the Company and Ventures.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2002
                                        WARBURG, PINCUS VENTURES, L.P.

                                        By: Warburg, Pincus & Co.,
                                              General Partner

                                        By: /s/ David J. Wenstrup
                                            ------------------------------
                                             David J. Wenstrup, Partner


                                        WARBURG, PINCUS & CO.

                                        By: /s/ David J. Wenstrup
                                            ------------------------------
                                             David J. Wenstrup, Partner


                                        WARBURG PINCUS LLC

                                        By: /s/ David J. Wenstrup
                                            ------------------------------
                                             David J. Wenstrup, Member